SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:
                     PowerShares Exchange-Traded Fund Trust


Address of Principal Business Office (No. & Street, City, State, Zip Code):

                 227 E. Prairie Avenue, Wheaton, Illinois 60187


Telephone Number (including area code):

                                 (630) 933-9600


Name and address of agent for service of process:

        Harold Bruce Bond, 227 E. Prairie Avenue, Wheaton, Illinois 60187



Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  []    No  [X]


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Item 1.   Exact name of registrant.

                     PowerShares Exchange-Traded Fund Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

            Registrant was organized under the laws of the Commonwealth of
                             Massachusetts on June 23, 2000.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                                 Business Trust

Item 4. Classification of registrant (face amount certificate company, unit investment trust, or management company).

                       Registrant is a management company.

Item 5.   If registrant is a management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

                   Registrant is registering as an open-end company.

          (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read instruction 4(i) carefully before replying).

                   Registrant is registering as a diversified company.

Item 6.   Name and address of each investment adviser of registrant.

                            Leviathan Securities LLC
                              227 E. Prairie Avenue
                             Wheaton, Illinois 60187



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Item 7.   If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

                      Ranga Nathan                            Trustee; Secretary
                      227 E. Prairie Avenue
                      Wheaton, Illinois  60187

                      Harold Bruce Bond                       Trustee; President
                      227 E. Prairie Avenue
                      Wheaton, Illinois  60187

          Currently, not all of the positions on the board have been filled, there are three (3) vacancies.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

          (a) State the name and address of each sponsor of registrant;

                                    NOT APPLICABLE.

          (b) State the name and address of each officer and director of each sponsor of registrant;

                                    NOT APPLICABLE.

          (c) State the name and address of each trustee and each custodian of registrant.

                                    NOT APPLICABLE.

Item 9.   (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                          No.

          (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                                    NOT APPLICABLE.

          (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                         Yes.

          (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                         No.

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          (e)  If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                                    NOT APPLICABLE.

Item 10.  State the current value of registrant's total assets.

                                       Zero (0).

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                          No.

Item 12. Attach as an exhibit a copy of registrant's last regular periodic report to its security holders, if any.

                                    NOT APPLICABLE.




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


                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Wheaton and the State of Illinois on the 27th day of November, 2002.



                                          PowerShares Exchange-Traded Fund Trust


                                          By:  /s/ Harold Bruce Bond
                                             -----------------------------------


Attest:  /s/ John W. Southard
       -----------------------
By:      John W. Southard
Title:   Managing Director




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